Exhibit 7

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS *

	IFRS	IFRS	IFRS	IFRS	IFRS
	2011	2012	2013	2014	2015
Total interest expense from the banking operations	51,200	48,119	39,693	35,859	33,760
Other interest expenses	380	464	461	—	—
Interest credited on investment contracts and universal life-type contracts (FAS 97)	339	492	193	—	—

Total interest expense	51,919	49,075	40,347	35,859	33,760
Capitalized interest during construction	—	—	—	—	—
Total Charges	51,919	49,075	40,347	35,859	33,760
Dividend in preference shares	—	—	—	—	—
Dividend in preference shares - TIER1 capital	—	—	—	—	—
Total Charges inclusive Dividend in preference shares	51,919	49,075	40,347	35,859	33,760
Pre tax profit	5,076	3,385	5,973	3,361	7,334
Total interest expense	51,919	49,075	40,347	35,859	33,760
Losses from investments accounted under the equity method 1)	(33)	(157)	(246)	—	—
Total	56,962	52,136	46,014	39,220	41,094
Earnings to Fixed Charges:
Including Interest on Deposits	1.10	1.06	1.14	1.09	1.22
Earnings to Combined Fixed Charges and Preferred Stock
Dividend:
Including Interest on Deposits	1.10	1.06	1.14	1.09	1.22

*	the figures over 2013 and 2012 are restated
1)	Losses from investments accounted under the equity method were mainly due to associates of NN-Group and Voya. In 2014 these are moved to Held for sale/Discontinued. Bank Associates have no losses.